                                                                       EXHIBIT 2

                                        NORTH AMERICAN PALLADIUM LTD.
                                         CONSOLIDATED BALANCE SHEETS
                                  (Canadian funds in thousands of dollars)

                                                                        SEPTEMBER 30         December 31
                                                                            2005                 2004
                                                                     -----------------    -----------------
                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                             $        40,015      $        65,755
Concentrate awaiting settlement, net - Note 2                                  33,143               68,259
Inventories                                                                     8,894                8,954
Crushed and broken ore stockpiles                                               8,954                9,256
Accounts receivable and other assets                                            2,196                1,615
                                                                     -----------------    -----------------
                                                                               93,202              153,839

Mining interests, net                                                         151,640              136,009
Mine restoration deposit                                                        6,873                5,973
Crushed and broken ore stockpiles                                               1,089                1,379
Deferred financing costs                                                          665                  697
                                                                     -----------------    -----------------
                                                                      $       253,469      $       297,897
                                                                     -----------------    -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                              $        18,232      $        20,231
Taxes payable                                                                     490                  521
Current portion of obligations under capital leases                             2,326                1,481
Current portion of long-term debt - Note 3                                      6,645                6,815
Kaiser-Francis credit facility - Note 3                                        13,353                   --
                                                                     -----------------    -----------------
                                                                               41,046               29,048

Mine restoration obligation                                                     7,819                7,592
Obligations under capital leases                                                6,762                3,182
Long-term debt - Note 3                                                        19,273               24,851
Kaiser-Francis credit facility - Note 3                                            --               13,842
Future mining tax liability                                                       774                1,549
                                                                     -----------------    -----------------
                                                                               75,674               80,064
SHAREHOLDERS' EQUITY
Capital stock - Note 5                                                        324,932              322,904
Contributed surplus                                                             1,081                  573
Deficit                                                                      (148,218)            (105,644)
                                                                     -----------------    -----------------
Total shareholders' equity                                                    177,795              217,833
                                                                     -----------------    -----------------
                                                                      $       253,469      $       297,897
                                                                     -----------------    -----------------

Third Quarter Report, 2005                                                    North American Palladium Ltd.

                                                NORTH AMERICAN PALLADIUM LTD.
                                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
                        (Canadian funds in thousands of dollars, except share and per share amounts)
                                                         (unaudited)


                                                                Three Months Ended                   Nine Months Ended
                                                                   September 30                        September 30
                                                          ------------------------------     ------------------------------
                                                              2005              2004             2005             2004
                                                          --------------  --------------     --------------  --------------
REVENUE FROM METAL SALES - Note 6                          $     17,247    $     45,154       $     66,997    $    150,022
                                                          --------------  --------------     --------------  --------------
OPERATING EXPENSES
Production costs, excluding amortization and
   asset retirement costs                                        25,639          25,020             75,048          79,138
Smelter treatment, refining and freight costs                     3,791           4,493             12,788          15,514
Amortization                                                      4,608           9,411             14,136          28,142
Insurance recovery                                                   --          (7,148)                --          (7,148)
Administrative                                                    1,508           1,500              4,895           3,789
Exploration expense                                               1,721             366              4,226           1,313
Asset retirement costs                                              119             236                365             702
Loss on disposal of capital assets                                    6              --                  6             623
                                                          --------------  --------------     --------------  --------------
Total operating expenses                                         37,392          33,878            111,464         122,073
                                                          --------------  --------------     --------------  --------------

INCOME (LOSS) FROM MINING OPERATIONS                            (20,145)         11,276            (44,467)         27,949
                                                          --------------  --------------     --------------  --------------

OTHER INCOME (EXPENSES)
Interest on long-term debt                                         (632)           (410)            (1,878)         (1,308)
Foreign exchange gain (loss)                                        346             116                200            (930)
Interest income                                                     408             156              1,336             259
Derivative income                                                    --              --                 --             213
Write-off of deferred financing costs                                --              --                 --            (788)
                                                          --------------  --------------     --------------  --------------
Total other income (expenses)                                       122            (138)              (342)         (2,554)
                                                          --------------  --------------     --------------  --------------

INCOME (LOSS) BEFORE INCOME TAXES                               (20,023)         11,138            (44,809)         25,395
Income tax expense (recovery)                                      (413)          4,540             (2,235)          9,842
                                                          --------------  --------------     --------------  --------------
NET INCOME (LOSS) FOR THE PERIOD                                (19,610)          6,598            (42,574)         15,553

Deficit, beginning of period                                   (128,608)         (4,579)          (105,644)        (13,534)
                                                          --------------  --------------     --------------  --------------
Retained earnings, (deficit), end of period                $   (148,218)   $      2,019       $   (148,218)   $      2,019
                                                          --------------  --------------     --------------  --------------

Net income (loss) per share
         Basic                                             $      (0.38)   $       0.13       $      (0.82)   $       0.30
                                                          --------------  --------------     --------------  --------------
         Diluted                                           $      (0.38)   $       0.13       $      (0.82)   $       0.30
                                                          --------------  --------------     --------------  --------------

Weighted average number of shares outstanding
         Basic                                               52,108,303      51,600,035         51,950,315      51,277,682
                                                          --------------  --------------     --------------  --------------
         Diluted                                             52,108,303      51,736,359         51,950,315      51,453,067
                                                          --------------  --------------     --------------  --------------


Third Quarter Report, 2005                                                                    North American Palladium Ltd.

                                                 NORTH AMERICAN PALLADIUM LTD.
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (Canadian funds in thousands of dollars)
                                                          (unaudited)


                                                                   Three Months Ended                Nine Months Ended
                                                                      September 30                      September 30
                                                            -------------------------------   -------------------------------
                                                                 2005             2004             2005             2004
                                                            --------------   --------------   --------------   --------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the period                             $    (19,610)    $      6,598     $    (42,574)    $     15,553
Operating items not involving cash
    Future income tax expense (recovery)                             (507)           3,845           (2,714)           7,106
    Amortization                                                    4,608            9,411           14,136            28,142
    Unrealized foreign exchange gain                               (2,242)          (2,411)          (1,589)          (1,862)
    Provision for asset retirement costs                              119              236              365              702
    Stock based compensation                                          163              172              508              262
    Loss on disposal of capital assets                                  6               --                6              623
    Write-off of deferred financing costs                              --               --               --              788
    Derivative income                                                  --               --               --             (213)
                                                            --------------   --------------   --------------   --------------
Changes in non-cash working capital - Note 7                        5,885           11,932           33,156           11,110
                                                            --------------   --------------   --------------   --------------
                                                                  (11,578)          29,783            1,294           62,211
                                                            --------------   --------------   --------------   --------------
FINANCING ACTIVITIES
Repayment of long-term debt                                        (1,678)          (1,264)          (5,133)         (16,265)
Issuance of common shares                                             392            4,091            3,967            8,768
Mine restoration deposit                                             (300)            (300)            (900)            (900)
Repayment of obligations under capital leases                        (567)            (422)          (1,673)          (1,298)
                                                            --------------   --------------   --------------   --------------
                                                                   (2,153)           2,105           (3,739)          (9,695)
                                                            --------------   --------------   --------------   --------------
INVESTING ACTIVITIES
Additions to mining interests                                      (9,512)          (8,392)         (23,303)         (17,286)
Restricted cash equivalents                                            --               --               --              697
Proceeds on disposal of mining interests                                8               --                8              451
                                                            --------------   --------------   --------------   --------------
                                                                   (9,504)          (8,392)         (23,295)         (16,138)
                                                            --------------   --------------   --------------   --------------

Increase (decrease) in cash and cash equivalents                  (23,235)          23,496          (25,740)          36,378

Cash and cash equivalents, beginning of period                     63,250           24,832           65,755           11,950
                                                            --------------   --------------   --------------   --------------

Cash and cash equivalents, end of period                     $     40,015     $     48,328     $     40,015     $     48,328
                                                            --------------   --------------   --------------   --------------


Third Quarter Report, 2005                                                                      North American Palladium Ltd.

                          NORTH AMERICAN PALLADIUM LTD.
        NOTES TO THE SEPTEMBER 30, 2005 CONSOLIDATED FINANCIAL STATEMENTS
    (in thousands of Canadian dollars except per share and per ounce amounts)
                                   (Unaudited)


1.      BASIS OF PRESENTATION

        These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2004. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2004.

2.      CONCENTRATE AWAITING SETTLEMENT

        The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by the third-party smelters between March 2005 and September 2005, which are in-process at the balance sheet date. At September 30, 2005, concentrate awaiting settlement included 56,977 ounces of palladium (December 31, 2004 - 114,186). Concentrate awaiting settlement was entirely from two domestic customers at September 30, 2005 and December 31, 2004. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

3.      LONG-TERM DEBT

        The Company's long-term debt, is comprised of a senior credit facility with a leading equipment finance company and the Kaiser-Francis credit facility. At September 30, 2005, the outstanding long-term debt, including current and long-term portions was $39,271 compared to $45,508 at December 31, 2004 reflecting scheduled repayments. The interest rate under both facilities is LIBOR plus 250 basis points, or 6.34% at September 30, 2005. The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009 and the Kaiser-Francis facility matures on June 30, 2006.


Third Quarter Report, 2005                         North American Palladium Ltd.

4.      CAPITAL STOCK

                                                                         Nine Months Ended
                                                         SEPTEMBER 30, 2005             September 30, 2004
                                                       SHARES          AMOUNT         Shares         Amount
                                                 --------------------------------------------------------------
Common shares issued, beginning of period            51,709,075      $  322,904      50,895,338    $  313,489
Common shares issued:
  Pursuant to stock options exercised                    91,427             570         405,380         4,253
  To group registered retirement savings
plan participants                                       116,174             894          58,399           694
  Private placement of flow through shares              213,000           2,503         270,000         3,821
  Tax effect of flow-through shares                          --          (1,939)             --            --
                                                 --------------------------------------------------------------
Common shares issued, end of period                  52,129,676      $  324,932      51,629,117    $  322,257
                                                 --------------------------------------------------------------

        At September 30, 2005, the Company had 651,037 stock options outstanding at a weighted-average exercise price of $10.39, expiring at various dates from December 14, 2005 to November 1, 2012. No stock options were granted during the nine months ended September 30, 2005. The Company recognized a stock based compensation expense of $163 for the three months ended September 30, 2005 and $508 for the nine months ended September 30, 2005 (three months ended September 30, 2004 - $172; nine months ended September 30, 2004 - $262).

        The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

5.      REVENUE FROM METAL SALES

                                                      Three Months Ended             Nine Months Ended
                                                         September 30                   September 30
                                               ------------------------------------------------------------
                                                    2005            2004           2005           2004
                                               ------------------------------------------------------------
           Palladium (a)                        $      7,734    $     27,388   $     29,036   $     90,534
           Adjustments for mark-to-market               (265)           (398)           419          2,700
           Nickel                                      2,723           6,718         12,246         19,976
           Platinum                                    3,569           5,622         13,170         17,383
           Gold                                        1,313           2,761          5,004          8,465
           Copper                                      2,005           2,598          6,154          8,614
           Other metals                                  168             465            968          2,350
                                               ------------------------------------------------------------
                                                $     17,247    $     45,154   $     66,997   $    150,022
                                               ------------------------------------------------------------

        (a) The Company had a Palladium Sales Contract with a major automobile manufacturer, which provided for a floor price of US$325 per ounce on 100% of palladium production delivered by June 30, 2005. During the nine months ended September 30, 2005, revenue on 6,403 ounces of palladium production was recognized at the floor price of US$325 per ounce. For palladium delivered after

Third Quarter Report, 2005                         North American Palladium Ltd.

                June 30, 2005, the Company entered into palladium sales contracts with a leading catalytic converter manufacturer and a global commodity dealer that provides for the delivery of palladium at a monthly average price based on the London PM fix price or spot price on the day of delivery. Revenues from physical deliveries in the third quarter were realized from sales under these contracts. Revenue for the palladium production, which will be available for physical delivery after September 30, 2005, was recognized at the September 30, 2005 quoted market price of US$194 per ounce. For the previous nine months ended September 30, 2004, revenue was recognized at the floor price of US$325 per ounce for all of the palladium.

6.      CHANGES IN NON-CASH WORKING CAPITAL

                                                                Three Months Ended             Nine Months Ended
                                                                   September 30                   September 30
                                                         ------------------------------------------------------------
                                                              2005            2004           2005           2004
                                                         ------------------------------------------------------------
           Cash provided by (used in):
            Concentrate awaiting settlement               $      5,431    $     12,880   $     35,116   $     10,368
            Inventories and stockpiles                           1,084            (546)           652            737
            Accounts receivable and other assets                (1,261)           (516)          (581)          (684)
            Accounts payable and accrued liabilities               117            (247)        (2,000)          (767)
            Taxes payable                                          514             361            (31)         1,456
                                                         ------------------------------------------------------------
                                                          $      5,885    $     11,932   $     33,156   $     11,110
                                                         ------------------------------------------------------------

        During the nine months ended September 30, 2005, mining interests were acquired at an aggregate cost of $29,886 (nine months ended September 30, 2004 - $19,551) of which $6,583 (nine months ended September 30, 2004 - $2,481) were acquired by means of capital lease.

7.      COMMITMENTS

        The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.

        (A)     PLATINUM FORWARD CONTRACTS

        At September 30, 2005, the Company had forward sales contracts for 10,301 ounces of platinum at an average price of US$868 per ounce maturing at various dates through June 2006. The fair value of these forward sales contracts was below their carrying value by $788 as at September 30, 2005.

        (B)     NICKEL SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 1,785,000 lbs. of nickel at an average fixed price of US$6.68 per lb. maturing at various dates through June 2006. The fair value of these swap contracts was above their carrying value by $1,278 at September 30, 2005.


Third Quarter Report, 2005                         North American Palladium Ltd.

        (C)     COPPER SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 661,000 lbs. of copper at an average fixed price of US$1.27 per lb. maturing at various dates through March 2006. The fair value of these swap contracts was below their carrying value by $272 as at September 30, 2005.

        (D)     GOLD SWAP CONTRACTS

        At September 30, 2005, the Company had swap contracts for 7,500 ounces of gold at an average price of US$443 per ounce maturing at various dates through June 2006. The fair value of these swap contracts was below their carrying value by $269 as at September 30, 2005.

8.      SUBSEQUENT EVENTS

        (a) In October, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, nickel and copper through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. The buy-back of outstanding hedges is continuing and is expected to be complete by year-end 2005. The combined liquidated and marked-to-market values of all hedges are positive and the Company expects to realize a nominal profit from the hedge liquidation.

        (b) On October 18, 2005 the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited (JSE:GFI, NYSE:GFI) to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn a 60% interest in APP and become project operator by spending US$12.5 million, completing a feasibility study and making a production decision as well as paying Gold Fields up to US$45 million through the issuance of the Company's common shares on or before June 30, 2008. Upon forming the Joint Venture Gold Fields retains a back-in right to acquire an additional 10% by reducing the number of the Company's common shares issued to Gold Fields by 20%. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals.

9.      COMPARATIVE PERIOD FIGURES

        Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.



Third Quarter Report, 2005                         North American Palladium Ltd.

Forward-Looking Statements - Certain statements included in this 2005 third quarter interim report, financial statements for the period ended September 30, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "continue", "proposed", "appears", "indicating", "predicting", "estimate", "expect", "plan", "should", "may", "will" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.




Third Quarter Report, 2005                         North American Palladium Ltd.